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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

WCI Communities, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92923C104
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92923C104	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	92923C104	Page	3	of	11 pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	92923C104	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
S.A.C. Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Anguilla, British West Indies

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	92923C104	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	92923C104	Page	6	of	11 Pages
ITEM 1. SECURITY AND ISSUER.
     This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of WCI Communities, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 24301 Walden Center Drive, Bonita Springs, Florida 34134. This Schedule 13D supersedes the Schedule 13G previously filed by the Reporting Persons (as defined below) with respect to the Common Stock on December 29, 2006 and amended on February 14, 2007.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This statement is filed by:
     (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”);
     (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates;
     (iii) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it; and
     (iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management and SAC Capital Associates (collectively, together with Mr. Cohen, the “Reporting Persons”).
     The Reporting Persons expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.
     (c) The principal business of SAC Capital Associates is to serve as a private investment limited liability company. The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management and other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	92923C104	Page	7	of	11 Pages
     (f) SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Funds for the purchase of the shares of Common Stock reported herein were derived from investment funds of SAC Capital Associates. A total of approximately $72,528,141 was paid to acquire such shares. Such shares were acquired through, and are held by SAC Capital Associates in, a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.
ITEM 4. PURPOSE OF TRANSACTION
     SAC Capital Associates originally acquired shares of Common Stock for investment in the ordinary course of business because the Reporting Persons believed that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons have reviewed public information regarding the potential proxy contest and unsolicited tender offer by Icahn Partners LP and others, and regarding the Issuer’s process of reviewing financial, strategic and operational alternatives (including a potential sale of the Issuer). The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning these matters and potentially concerning other matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.
     Depending on various factors, including, without limitation, the status of the proposed proxy contest and tender offer and of the review of strategic alternatives, as well as the apparent level of shareholder support for these matters, the terms of these and any alternative transactions that may be proposed, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities of the Issuer or selling some or all of their holdings of such securities, engaging in short selling of or any hedging or similar transactions with respect to securities of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as set forth herein, or as would occur upon

CUSIP No.	92923C104	Page	8	of	11 Pages
completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As of the close of business on March 19, 2007, the Reporting Persons beneficially own an aggregate of 4,000,000 shares of Common Stock, representing approximately 9.5% of the shares of Common Stock outstanding. The percentages used herein are based upon the 41,973,582 shares of Common Stock reported to be outstanding as of February 23, 2007 by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007.
     Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the 4,000,000 shares of Common Stock, representing approximately 9.5% of the shares of Common Stock outstanding, directly beneficially owned by SAC Capital Associates. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the shares of Common Stock directly beneficially owned by SAC Capital Associates. Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the 4,000,000 shares of Common Stock, representing approximately 9.5% of the shares of Common Stock outstanding, directly beneficially owned by SAC Capital Associates.
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,000,000 shares of Common Stock, constituting approximately 9.5% of such class of securities;
     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,000,000 shares of Common Stock, constituting approximately 9.5% of such class of securities;
     (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,000,000 shares of Common Stock, constituting approximately 9.5% of such class of securities; and
     (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,000,000 shares of Common Stock, constituting approximately 9.5% of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected on the New York Stock Exchange in open market purchases through various brokerage entities. Schedule A hereto includes transactions in the shares of Common Stock by CR Intrinsic Investments, LLC (“CR Intrinsic”), S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant”) and S.A.C. Arbitrage Fund, LLC (“SAC Arbitrage”), which are private investment funds managed pursuant to investment management agreements by certain entities controlled by Mr. Cohen. As of the close of business on March 19, 2007, CR Intrinsic, SAC MultiQuant and SAC Arbitrage beneficially own no shares of Common Stock.
     (d) No person other than SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates.
     (e) Not applicable.

CUSIP No.	92923C104	Page	9	of	11 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 164,450 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.
     An affiliate of the Reporting Persons currently holds $12,350,000 of the Issuer’s 9 1/8 percent senior subordinated notes due May 1, 2012.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Schedule A — Sixty Day Trading History

2.	Exhibit A — Joint Filing Agreement

CUSIP No.	92923C104	Page	10	of	11 Pages
SIGNATURES
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2007
S.A.C. CAPITAL ADVISORS, LLC

By:	/s/ Peter Nussbaum Name: Peter Nussbaum
Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum Name: Peter Nussbaum
Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum Name: Peter Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum Name: Peter Nussbaum
Title: Authorized Person

CUSIP No.	92923C104	Page	11	of	11 Pages
EXHIBIT INDEX
1.	Schedule A — Sixty Day Trading History

2.	Exhibit A — Joint Filing Agreement

Schedule A
SIXTY DAY TRADING HISTORY

		Quantity	Price Per
Transacting Entity	Date	Purchased (Sold)	Share ($)
S.A.C. Arbitrage Fund, LLC	1/19/2007	(20,000)	20.83
S.A.C. Arbitrage Fund, LLC	1/22/2007	59,800	21.70
S.A.C. Arbitrage Fund, LLC	1/24/2007	(1,400)	20.80
S.A.C. Arbitrage Fund, LLC	1/24/2007	(2,900)	20.81
S.A.C. Arbitrage Fund, LLC	1/24/2007	(2,000)	20.83
S.A.C. Arbitrage Fund, LLC	1/24/2007	(750)	20.84
S.A.C. Arbitrage Fund, LLC	1/24/2007	(3,950)	20.85
S.A.C. Arbitrage Fund, LLC	1/24/2007	58,700	20.87
S.A.C. Arbitrage Fund, LLC	1/24/2007	(11,200)	20.90
S.A.C. Arbitrage Fund, LLC	2/6/2007	(45,300)	21.79
S.A.C. Arbitrage Fund, LLC	2/6/2007	45,300	21.79
S.A.C. Capital Associates, LLC	3/6/2007	125,000	19.93
S.A.C. Capital Associates, LLC	3/7/2007	100,000	19.86
S.A.C. Capital Associates, LLC	3/9/2007	200	19.63
S.A.C. Capital Associates, LLC	3/9/2007	100	19.68
S.A.C. Capital Associates, LLC	3/9/2007	100	19.70
S.A.C. Capital Associates, LLC	3/9/2007	100	19.72
S.A.C. Capital Associates, LLC	3/9/2007	100	19.73
S.A.C. Capital Associates, LLC	3/9/2007	100	19.77
S.A.C. Capital Associates, LLC	3/9/2007	400	19.78
S.A.C. Capital Associates, LLC	3/9/2007	800	19.79
S.A.C. Capital Associates, LLC	3/9/2007	1,700	19.80
S.A.C. Capital Associates, LLC	3/9/2007	100	19.81
S.A.C. Capital Associates, LLC	3/9/2007	720	19.82
S.A.C. Capital Associates, LLC	3/9/2007	436	19.83
S.A.C. Capital Associates, LLC	3/9/2007	1,744	19.84
S.A.C. Capital Associates, LLC	3/9/2007	1,800	19.85
S.A.C. Capital Associates, LLC	3/9/2007	1,900	19.86
S.A.C. Capital Associates, LLC	3/9/2007	2,000	19.87
S.A.C. Capital Associates, LLC	3/9/2007	2,232	19.88
S.A.C. Capital Associates, LLC	3/9/2007	4,468	19.89
S.A.C. Capital Associates, LLC	3/9/2007	2,100	19.90
S.A.C. Capital Associates, LLC	3/9/2007	500	19.91
S.A.C. Capital Associates, LLC	3/9/2007	1,300	19.92
S.A.C. Capital Associates, LLC	3/9/2007	4,500	19.93
S.A.C. Capital Associates, LLC	3/9/2007	2,547	19.94
S.A.C. Capital Associates, LLC	3/9/2007	6,216	19.95
S.A.C. Capital Associates, LLC	3/9/2007	8,566	19.96
S.A.C. Capital Associates, LLC	3/9/2007	6,071	19.97
S.A.C. Capital Associates, LLC	3/9/2007	9,400	19.98
S.A.C. Capital Associates, LLC	3/9/2007	5,800	19.99
S.A.C. Capital Associates, LLC	3/9/2007	3,700	20.00
S.A.C. Capital Associates, LLC	3/9/2007	1,417	20.01
S.A.C. Capital Associates, LLC	3/9/2007	383	20.02
S.A.C. Capital Associates, LLC	3/9/2007	800	20.03
S.A.C. Capital Associates, LLC	3/9/2007	1,100	20.05
S.A.C. Capital Associates, LLC	3/9/2007	1,300	20.06
S.A.C. Capital Associates, LLC	3/9/2007	300	20.07
CR Intrinsic Investments, LLC	3/13/2007	20,000	22.73
S.A.C. MultiQuant Fund, LLC	3/19/2007	1,000	22.40
S.A.C. MultiQuant Fund, LLC	3/19/2007	1,000	22.39
S.A.C. MultiQuant Fund, LLC	3/19/2007	(2,000)	22.13